UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission file number: 001-38783

Village Farms International, Inc.

(Translation of Registrant’s name into English)

4700-80th Street

Delta, British Columbia Canada

V4K 3N3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F             ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached as Exhibit 99.1 to this Report on Form 6-K are the Audited Financial Statements of Village Farms International, Inc. (the “Company”) for the Years Ended December 31, 2018 and 2017, attached as Exhibit 99.2 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Position for the Year Ended December 31, 2018, and attached as Exhibit 99.3 to this Report on Form 6-K is a press release of the Company dated March 13, 2019, announcing the Company’s results for the year ended December 31, 2018. Exhibits 99.1, 99.2 and 99.3 are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Village Farms International, Inc.
(Registrant)

	By:	/s/ Stephen C. Ruffini
Stephen C. Ruffini
Date: March 13, 2019		Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Audited Consolidated Annual Financial Statements, Years Ended December 31, 2018 and 2017.

99.2	Management’s Discussion and Analysis, Year Ended December 31, 2018.

99.3	Press release dated March 13, 2019.